

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   February 29, 2008

Ha Quang Bui
Chief Executive Officer
Cavico Corp.
17011 Beach Boulevard
Suite 1230
Huntington Beach, CA 92647

> **Re: Cavico Corp.**
> **Amendment No. 3 to Form 10**
> **Filed February 20, 2008**
> **File No. 000-52870**

Dear Mr. Bui:

We have completed our review of your Form 10 and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

Sincerely,

Jessica S. Kane
Staff Attorney

cc: Gregory Sichenzia, Esq.
        Lou Brilleman, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006